Grupo Melo, S. A.

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033
Fax: 224-2311
www.grupomelo.com

RECEIVED
2004 JUN 17 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 14, 2004

04030766

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

SUPPL

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on March 31th, 2004.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended March 31th, 2004.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

Sincerely yours,

Eduardo Jaspe L.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Lucia Dumeng
(The Bank of New York)

dlw 6/17

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T

QUARTERLY UP DATING REPORT

Quarterly ended on March 31, 2004

GRUPO MELO, S.A.

Registered securities: Common Stocks

Address: VIA ESPAÑA 2313, RIO ABAJO
TELEPHONE: 221-0033 FAX 224-2311
EMAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by 35 corporations grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services and due to this, it results depends of the operations of these 7 Divisions.

I PART

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.

At closing the first quarterly of 2004, Grupo Melo's current assets are at 1.08, a slight decrease of the level of 1.10 of what it closed the 2003 and below the 1.18 kept during most of that year. The maturity of US$4.2 millions in bonds of Sarasqueta y Cia., S.A. for December 2004 and that is classified within the short term liabilities is the principal motive for this business cycle decrease.

Also, despite the increase of 11.04% in sales with relation to the first quarterly of 2003, stands out a decrease on accounts receivable due to the collection of the sales of December and that points out to a good handling of the portfolio. At this point it is important to enhance that these level of inventories are kept high due to high prices of the grains used as row material for the poultry food. It can also be seen a decrease of 9.28% on the payable accounts which were applied to the collection accomplished.

At the end of the first quarterly of 2004, the total of the current assets has decreased on 1.51% against December 2003 even if is on a superior level of 6.50% to the one at the closing of the first 2003 quarterly.

B. Capital Resources

The total assets of Grupo Melo have not change since the 2003 closing and is kept on an amount of US$128.5 millions. Nevertheless, its composition has changed and the principal changes are, in comparison to December 2003, a decrease of US$2.5 millions (11.6%) on accounts receivable and an increase of US$1.3 (56.9%) on long term accounts receivable product of the sales of land vacant lots on the Real State Division. In comparison to the first quarterly of 2003, this quarterly shows an increase of 4.06% in the total of assets being the bigger contributor to this raise an increase of 2.3 millions on receivable accounts to customers due to the increase on the sales and an increase of US$2.3 millions on properties, plant and equipment due to the performance of the investment budget of 2003 that included the building and equipping of a plant for protein recovering.

The total of the Grupo Melo assets for the first quarterly of 2004 increased on 3.53% versus the first quarterly of 2003 being the principal motive the financing obtained to relieve the short term needs of the group. The Capital finished with an increase of 4.06 versus the first quarterly of 2003 motivated by the withholding of the utilities of the fiscal period of 2003.

The total liabilities decreased on 0.66% versus December 2003 and the patrimony increased on 1.45% due to the withholding o the utilities of the quarterly. The use of the own cash flow for the financing of the needs, has resulted on a relation debt to capital of 2.08, the lower that has been obtained on the last years and coming near each time more to the relation debt to capital objective of 2.

C. Results of the Operations.

At March 31, 2004 the Grupo Melo consolidated incomes increased on 11.4% (US$3.3 millions) against the first quarterly of the previous year, reaching the amount of US$32.76 millions. On this increment is included the carried out of the projections performed on the operations budget of 2004 that pointed out an improvement on the sales due the consolidation of the operations on the new points of sales on the Divisions of Stores and Restaurants, the strengthening of the exports on the Divisions of Foods and Woods and the efforts of the Machinery Division.

The costs of sales at the closing of the first quarterly of 2004 represents a 50.15% of the total investments which produces a raw margin of 49.85% versus the one of 52.50% that was obtained in the same period of the previous years. This is caused by the application of the NIIF (International Financial Information Norms) that force to register as sales the deliver of chicken, food and other inputs from the satellite farms and as sales costs the receiving of fowl for slaughtering from these farms with is translated as a sale without margin. The administrative and financial expenses show an improvement in the plant operations of aggregated value and the plant of door that increase sales on its own infrastructure. As a result of the operations on this quarterly it was obtained a net utility of US$695 thousand (net margin of 2.12) which is significant better that the same period of 2002 when the Group closed with a utility of only US$477 thousand (net margin of 1.62%. This utility produces a actualized ROE of 6.66% at march 31, 2004 versus the 4.81% with which it closed at the same period the previous year.

D. Analysis of Perspectives.

Continuing the promotion of the Project Altos de Maria on the international market and with the eagerness to show each day a project with variants and more appeals, last summer was started the building of summer houses on Altos de Maria, which first block is already on pre sales, which allows to offer a high quality finished product for a market each time more demanding. On the other hand, at more than a thousand meters over the sea level, it was finished the building of asphalted roads and the installing of the aqueduct of the project La Rioca, which will have 100 new plots of land with a high value in the market.

Through the Financiera Mercantil, S.A., Grupo Melo actually is carrying out studies to achieve the corporative integration in the handling of funds, and on this way make a better planning of the finances of the Group. FINESA, when receiving the Mortgage Bonds and other loans initially taken for the financing of the Group operations, had acquired not only a source of resources and a commitment for the credit promotion for the operations, but also an obligation to promote its growing by the study and planning of strategies for new business that do not imply the granting of credits outside the Group.

The Poultry Division will be using from the month of may fundamental ingredients in the formulation that have substantially superior costs considerably incremented. The international price of the corn, which use in the formulas is of 60%, has an increment of 25% and the soybean flour, that has a percentage of inclusion the in the formulas of 25%, had a cost increment of 60% all the past year. Those increments are a consequence of the low world inventories of both products as well of the high demand from China. Those increments in the ingredients of the poultry rations have provoked an increment on the costs of the pound of chicken of US$0.06, which will affect the consumer as we will have to add it to price base. It has also been performed imports of bigger amounts of grains to assure the supply for approximately three months of consumption and to get better prices. This supply has reflected a significant increase for its inventories. We expect that that this tendency will continue at least up to the next month of October when starts to go out to the international market the United States harvest of both products.

The international marketing of the aggregated value products continues on a good step and it has been incorporated a Burger King on the Dominican Republic to the portfolio of clients of the Poultry Division. This is the fist step towards that this Divisions converts itself on a supplier of this chain on the different countries of the area. Other important aspect in the international business is the new strategy of McDonald's that is looking forward to attract customers that are searching for nutritive food and low in calories. The inclusion of new references of chicken in the menu has impacted positively the sales in the Planta Manuel Melo (MEM) towards the franchise.

In the frame of the TLC with Taiwan, Panama has been officially authorized country apt to export chicken meat by the government of that country. Between the month of June / July we will have the official visit to perform the inspection of the Plant and afterwards obtain the approval. Once obtained the approval of the plant will start the exercise of exporting to Taiwan. Taiwan is a very attractive market for the exporting of poultry due that have a population of 23 million of inhabitants and a internal raw product PIB per capita of US$14,216

The line of Vehicles Fiat had a good reception on the Panamanian market and is placing about 30 unit per month. The Machinery Division is diversifying its lines of utility agricultural equipment, electric plants, compressors, hammers and other, compensating some delays in the delivery of orders of tractors and excavators, related to the problems of the industry of the steel.
The vogue of the construction and the strategy of sales on the stores COMASA maintains the sales of the chain above the prognostics for this year which is an evidence of the consolidation of its operation and has permitted it to contribute to the consolidated utilities of the Group. We expect that this tendency continues in the following months.

The Woods Division is strengthening its presence in the market of doors of Puerto Rico were it have contracts with two distributors that take care of the market of developing the projects and a distributor that takes care of the galleries and stores. It was also successfully sent a first shipment to a distributor in Texas, USA and we are finishing the negotiations that will assure recurrent orders. Also an order was sent on a trial base to a client on New York and we are making exports to the different projects of Central America.

II PART
FINANCIAL SUMMARY
GRUPO MELO AND SUBSIDIARIES
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIA STATEMENTS	**Quarterly At 31/03/04**	**Quarterly At 31/12/03**	**Quarterly At 30/09/03**	**Quarterly At 30/09/03**
Total Sales or Incomes	32,762	134,731	94,506	60,812
Operation Margin	5.65%	4.86%	6.26%	6.29%
General and Administrative	13,261	51,052	37,820	24,902
Expenses				
Net Utilityt or oss	695	2,263	1,635	955
Shares issued and circulating	2,328,314	2,328,314	2,328,314	2,328,314
Profit ar oss per share*	$0.298	$0.972	$0.702	$0.410
Depreciation and Amortization	1,222	4,907	3,658	2,428
Non recurrent Profit or loss	0	0	0	0
GENERAL BALANCE	**Quarterly At 31/03/04**	**Quarterly At 31/12/03**	**Quarterly At 30/09/03**	**Quarterly At 30/09/03**
Current Assets	53,730	55,555	54,145	51,772
Total Assets	128,579	128,558	127,544	124,783
Current iabilities	49,914	49,396	45,718	44,039
Ong term Debt	36,830	37,926	41,151	40,808
Preferential Stocks	0	0	0	0
Paid Capital	21,391	21,391	21,391	21,391
Retained earnings	20,432	19,837	19,208	18,531
Total Stockholders equity	41,742	41,147	40,509	39,833
FINANCIA RATIOS				
Dividend Share	$0.12	$0.12	$0.12	$0.08
Total Debt Patrimony	2.08	2.12	2.15	2.13
Working Capital	3,816	5,159	8,427	7,733
Up-to-date Rate	1.08	1.10	1.18	1.18
Operative earnings				
Financial Expenses	1.35	1.17	1.42	1.37

III PART
FINANCIAL STATEMENTS

Are attached to this report.

IV PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 31, 2004.

Legal Authorized Representative

____

Eudoro Jaen
Vicepresident

Consolidated Financial Statements

GRUPO MELO, S. A.

Months ended March 31, 2004 and 2003
with Internal Auditor's Report

CONTENTS

GENERAL INFORMATION

Directors
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Victor Cubias
Vergara, Anguizola y Asociados
Suarez, Castillero, Holmes & Richa
Jennifer Jacinto Fuentes

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 31 of March of 2004 and 31 of December of 2003, the connected states consolidated of results and cash flow, for the three finished months the 31 of March of 2004 and 2003 in accordance with International Financial Reporting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standards.

Rafael De Gracia
CPA 573

May 31, 2004

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET
March 31, 2004

	Notes	*March 2004*	*December 2003*
ASSETS			
Current Assets			
Cash	3	**B/. 3,158**	B/. 2,599
Notes and trade receivable, net	4	**19,104**	21,624
Loans receivable, net	5	**19**	14
Inventories	6	**27,324**	26,942
Inventories of layer hens	7	**426**	385
Prepaid income tax		**596**	651
Severance fund		**1,650**	1,628
Prepaid expenses		**1,453**	713
		53,730	54,556
Non-Current Assets			
Notes receivable, net of current portion		**3,506**	2,235
Deferred income tax	15	**613**	613
Parceled land for sale		**9,064**	9,083
Investment, at equity	8	**1,409**	1,409
Properties, equipment and improvements, net	9	**54,960**	54,682
Forestal investment	10	**2,118**	2,118
Other assets		**3,179**	3,862
		74,849	74,002
TOTAL ASSETS		**B/. 128,579**	B/. 128,558

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET continued
March 31, 2004

	Notes		March 2004		December 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	B/.	**31,304**	B/.	28,223
Notes and accounts payable - trade			**13,747**		17,018
Reserve for seniority premium			**2,529**		2,522
Accrued expenses and other liabilities	11		**2,334**		1,633
			49,914		49,396
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**36,830**		37,926
Clients deposits			**5**		3
Minority interest			**88**		86
			36,923		38,015
Commitments and contingency	21				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**20,432**		19,837
Deemed dividend tax			**(81)**		(81)
Total Shareholders' Equity			**41,742**		41,147
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		B/.	**128,579**	B/.	128,558

(in thousands of dollars)

CONSOLIDATED STATEMENT OF INCOME

	Notes	*Three months ended March 31* *2004*	*2003*
Revenue			
Net sales		**B/. 32,762**	B/. 29,320
Cost of sales		**16,429**	14,015
Gross income		**16,333**	15,305
Other income		**156**	67
General and administrative expenses	20	**(13,261)**	(12,425)
Depreciation and amortization	9	**(1,222)**	(1,194)
Income from operative activities		**2,006**	1,753
Interest income		**153**	117
Interest and financial charges		**(1,368)**	(1,383)
Income from operative activities before income tax		**791**	487
Income tax	15	**(94)**	-
Income before participation in investment loss and minority interest		**697**	487
Minority interest		**(2)**	(10)
Net income		**B/. 695**	B/. 477
Earnings per basic share	18	**B/. 0.29**	B/. 0.20

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Three months ended March 31, 2004

	Note	*Issued Capital*	*Retained Earnings*	*Deemed Tax*	*Total*
At January 1, 2003		B/. 21,391	B/. 17,995	B/. (89)	B/. 39,297
Net income		-	2,263	-	2,263
Dividends paid	16	-	(421)	-	(421)
Deemed dividend tax		-	-	8	8
At December 31, 2003		B/. 21,391	B/. 19,837	B/. (81)	B/. 41,147
Net income		-	695	-	695
Dividends paid		-	(100)	-	(100)
At March 31, 2004		B/. 21,391	B/. 20,432	B/. (81)	B/. 41,742

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	*Three months ended March 31* 2004	2003
Cash flows from operating activities			
Income before income tax		**B/. 791**	B/. 487
Adjustments for:			
Depreciation and amortization		**1,222**	1,194
Allowance for doubtful accounts and loans	5	**101**	112
Reserve for seniority premium		**100**	85
Interest paid		**1,368**	1,383
Interest earned		**(153)**	(117)
Operating results before changes in working capital		**3,429**	3,144
Notes and trade receivable		**2,419**	1,095
Loans receivable		**(5)**	12
Inventories		**(382)**	(173)
Layer hens inventory		**(41)**	-
Prepaid expenses		**(740)**	(540)
Notes and accounts payable - trade		**(3,271)**	(1,537)
Accrued expenses and other liabilities		**701**	(45)
Seniority premium paid		**(93)**	(115)
Clients deposits		**2**	(38)
Cash proceeds from operations		**2,019**	1,803
Interest paid		**(1,368)**	(1,383)
Interest earned		**153**	117
Income tax paid		**(39)**	6
Net cash flows from operating activities		**765**	543
Cash flows from investing activities			
Severance fund		**(22)**	(26)
Purchase of properties, equipment and improvements, net of disposals		**(1,500)**	(1,130)
Parceled land for sale		**19**	464
Net cash flows used in investing activities		**(1,503)**	(692)

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS continued

	Note		Three months ended March 31 2004		2003
Cash flows from financing activities					
Notes receivable, net of current portion		**B/.**	**(1,271)**	B/.	(406)
Other assets			**683**		(154)
Loans payments and leasing obligations			**(11,902)**		(11,989)
Proceeds from loans and leasing obligations			**13,887**		11,728
Dividends paid			**(100)**		(87)
Net cash flows used in financing activities			**1,297**		(908)
Net increase (decrease) in cash			**559**		(1,057)
Cash at January 1			**2,599**		3,729
Cash at March 31		**B/.**	**3,158**	B/.	2,672

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing and sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

At March 31, 2004 and 2003 the Group had 2,932 pemanent employees and 298 temporary employees and 2,761 permanent employees and 232 temporary employees, respectively.

Merges

Stores Division

According to Public Deed Number 1510, dated February 27, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and Melo, David, S. A., Ferreteria y Jardineria, S. A. and Melo y Cia de Chorrera, where the remaining company is Melo y Cia., S. A. and Melo y Cia. David, S. A., Ferretería y Jardinería, S. A. and Melo y Cia. de Chorrera were the absorbed companies.

According to Public Deed Number 2106, dated March 24, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and El Agricultor de Panama, S. A., where the remaining company is Melo y Cia, S. A. and El Agricultor de Panama, S. A., was the absorbed company.

According to Public Deed Number 1754, dated March 11, 2,003 was protocolized the merge agreement by absortion between Melo y Cia, S. A. and Distribuidora Cartago S. A., where the remaining company is Melo y Cia, S. A. and Distribuidora Cartago, S. A., was the absorbed company.

Grupo Melo, S. A. Quarterly Financial Statements (in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Poultry Division

According to Public Deed Number 10637, dated December 15, 2,003 was protocolized the merge agreement by absortion between Empolladora Panama, S. A. and Compañia Avicola y Ganadera, S. A. where the remaining company is Empolladora Panama, S. A. and Compañia Avicola y Ganadera was the absorbed company.

Services Division

According to Public Deed Number 2902, dated March 17, 2,003 was protocolized the merge agreement by absortion between Financiera Mercantil, S. A. and Cia. de Finanzas y Servicios, S.A., where the remaining company is Financiera Mercantil, S. A. and Cia. de Finanzas y Servicios, S. A. was the absorbed company.

Restaurant Division

According to Public Deed Number 2444, dated March 31, 2,003 was protocolized the merge agreement by absortion between Lucky Seven International, S. A. and Pio Pio, S.A., where the remaining company is Lucky Seven International, S. A. and Pio Pio, S. A. was the absorbed company.

Real Estate Division

According to Public Deed Number 3298, dated March 24, 2,003 was protocolized the merge agreement by absortion between Altos de Vistamares, S. A., Altos del Maria, S. A., Procion Enterprises, S. A. and Club Altos de Cerro Azul, S.A., where the remaining company is Altos de Vistamares, S. A. and Altos del Maria, S. A., Procion Enterprises, S. A. and Club Altos de Cerro Azul, S.A. were the absorbed companies.

At present is in process of protocolization the merge by absortion between Altos de Vistamares, S. A. and Altos del Centinela, S. A. where the remaining company will be Altos de Vistamares, S. A. and Altos del Centinela will be the absorbed company.

Lumber Division

According to Public Deed Number 1518, dated February 28, 2,003 was protocolized the merge agreement by absortion between Maderas y Materiales de Construccion, S. A. and Industrial Madedera, S.A., where the remaining company is Maderas y Materiales de Construccion, S. A. and Industrial Madedera, S. A. was the absorbed company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Lumber Division (continued)

According to Public Deed Number 6103, dated July 23, 2003 the Act of the extraordinary meeting of the Share Holders of Comercial Madedera, S. A. was protocolized, when was approved the change of the company's name from Comercial Madedera, S. A. to Comercial de Materiales, S. A.

Dissolution

According to Public Deed Number 854, dated February 3, 2003 the Act of the extraordinary meeting of the Shareholders of Aguas del Manantial, S. A. was protocolized, where was approved the dissolution of the company.

Corporate Governance

Corporate Governance policies review

The general policies and procedures of the Board of Directors of Grupo Melo incorporate norms and standards pertaining to Corporate Governance as further described. These norms and standards as applied to Grupo Melo has been established voluntarily.

The operation of the Corporate Governance is made through the comision of members of the Board of Directors while existing an Audit Committee.

Grupo Melo´s Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific guidelines for the functioning of the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control moral and operative risks.
- To establish executive composition policies and Senior Management performance appraisal criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

The Board of Directors functioning guidelines set the following parameters:

- Policies pertaining to information and communication with shareholders and third parties.
- Procedures for decision making and resolution of conflict of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risks control procedures.
- Approval of the following corporate strategic objectives.
- Permanent monitoring and evaluation of administrative and financial management.

Executive Committee

Grupo Melo's Executive Committee meets weekly and its decision are ratified by Grupo Melo S.A.'s Board of Directors at their monthly regular meetings. Clause 9th of the Corporate By-Laws constituted by Grupo Melo S.A., establishes the functions of the Executive Committee which are taking decisions on the administration, objectives and policies applicable to the business concern that cannot wait for the calling of a meeting of the Board of Directors. However, the decisions adopted by the Executive Committee will be subject to the confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors always will act by delegation of the Board of Directors, will be comprised by three (3) Principal Members and three (3) Substitute Members.

The Executive Committee's Principal Members will be persons occupying the position of Board Director-Dignitary whom at the same time are senior operating executive at Grupo Melo and/or its affiliates, and the Substituted Members will be three executives of Grupo Melo and/or its affiliates, designated by the Principal Members.

Board of Directors Permanent Committees

The Auditing Committee, Executive Compensation, and Corporate Governance and Strategic Planning are the three standing committees of Grupo Melo S. A. Board of Directors. These Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000.

On Grupo Melo's Board of Directors extraordinary session celebrated on July 1st, 2000 it was resolved that the Auditing Committee, Executive Compensation and Corporate Governance and Strategic Planning will be composed as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Auditing Committee

Dario Selles - Principal
Manuel D. Cabarcos - Principal
Eudoro Jaen - Principal
Federico F. Melo K. - Substitute

Executive Compensation and Corporate Governance

Antonio Domínguez - Principal
Juan Carlos Fabrega - Principal
Ricardo Delvalle - Principal
Laury Melo de Alfaro - Substitute

Corporate Governance and Strategic Planning

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K.- Principal
Juan C. Fabrega - Principal
Virgilio Sosa - Principal

In the absence of some of the Principal Members on such committees, the Substitute Members will be habilitated to act with the right to vote. The participation of Grupo Melo employees as members of any committee does not represent the payment of allowance.

Grupo Melo's Board of Directors also is accustomed to constitute special committees charged with responsibility to analyze specific issues and to present recommendations to the Board.

Auditing Committee

The functions of the Auditing Committee are:

- Evaluate and approve the audited financial statements of the Group and recommend their ratification by the Board of Directors.
- To study, analyze, review and control selected financial operations for each of the companies composing Grupo Melo and to present recommendations to the Board of Directors resulting from such studies and analysis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Auditing Committee (continued)

- To recommend to the Board of Directors any necessary action of administrative nature resulting from such studies and analysis.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the contracting of external auditors and be informed about their annual work program.
- To analyze the audited and non-audited financial statements of the Group's affiliates as well as the management letters issued by the external auditors, giving adequate follow-up to the auditors' recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant. To verify the implementation of adopted corrective measures resulting from exceptions reported by the auditors.
- To request those graphs, descriptions or narratives showing instituted internal control measures, including programmed controls, and to inform the Board of Directors about the results of the examinations realized with pertinent suggestions.
- To initiate/recommend studies related to the possible application of fiscal incentives.
- To analyze the semi-annual economic results of the Group's affiliates in order to accomplish their appropriate fiscal planning projections and evaluate proposal for the same purpose from the Controller and Internal Auditors.
- To help in the searching for solutions to reduce the Group's short term debt and seek reduction of the debt-to-capital ratio.
- In the process to comply with its functions, the committee could:
    a) Undertake "in situ" visits/inspections to any of the Group's affiliates and administrative units under previous advise to Grupo Melo's Chief Executive Officer.

    b) Require the presence before the Committee of the Controller as well as the Chief Internal Auditor, vice-presidents, managers or principal executives of the various subsidiaries, asking their presence with at least a minimum of 2 weeks advance notice and advising them about of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy address to the recruiting and retention of the best executives in the market. For such purpose the Committee will provide philosophical basis and the adequate procedures to the Director of Human Resources so as to offer a positive labor environment, competitive salaries and benefits, as well as opportunities allowing personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Insist in the compliance of the executive work performance evaluation program.
- Undertake anonymous survey among the executive personnel with the intention to establish a level of satisfaction of such group on its working environment,
- Ascertain how the executive personnel is compensated as compared to the industry. Gather information which permit making comparisons of the Group with the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executives compensations in accordance to hierarchical levels.
- Define the level of executive whom must participate in earnings pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- To ascertain for full compliance of the norms of corporate government that govern the operations of Grupo Melo and its subsidiaries
- To recommend amendments or expansion of norms for corporate government to keep them update to changes and new requirements and new demands to the Governance framework.
- To ensure compliance of the institutional Code of Ethic.
- To act as a consulting organism for the elaboration of business strategic projects for consideration of the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Principles of Corporate Ethic

The following Declaration of Principles of Corporate Ethic of the conglomerate of businesses known as Grupo Melo was approved on its Board of Directors regular monthly meeting held on December 29, 2001.

- To assume a responsible and honest attitude toward those we are accountable and to those whom we maintain relations (shareholders, consumers, suppliers, customers, competitors, employees, financial institutions, public entities, general public, among others) maintaining respect to their rights and legitimate interests, avoiding deceive and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of hierarchy within the Group and see that there is no harassment, nor discrimination at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; respond truthfully about our activities within the Group, offer cooperation and work as a team in search of the best profit results for the corporation; be conscious that we belong to a Group and it is our duty to work in the search for its best interest; and utilize the organization assets exclusively for the Group's benefit.
- To make known to the corporation all information relevant to the Group's best interest. No information should be omitted or falsified to nobody, least of all the Shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality of those corporate matters which by their very nature we find in the implicit duty of not revealing them. This commitment must be maintain even after leaving the Group since we had acquired such knowledge because at the moment, it was revealed to us due to our consideration as a privileged member with the tacit obligation of not reveling it.
- Respect private life and recognize that as individuals all have rights, responsibilities and social and family requirements that transcend the corporation environment.
- Act with justice in the granting of opportunities within the Group, as well as in front of those groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of the Republic of Panama laws.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Comercial de Materiales, S. A. (before Comercial Madedera, S. A.) Alimentos Melo, S. A., Empacadora Avícola, S. A., Comercial Avícola, S. A., Embutidos y Conservas de Pollo, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A., Avicola Consolidada, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Inversiones Chicho, S. A., Maderas y Materiales de Construcción, S. A., Corporacion Pio Pio, S. A. Ali Melo, S. A., Estrategias y Restaurantes, S. A., Restaurantes Melo, S. A., Altos de Vistamares, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Reforestadora El Zapallal, S. A., Reforestadora Los Miradores, S. A., Edificaciones y Materiales, S. A., Financiera Mercantil, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Estrategias y Restaurantes, S. A., not held by the Group.

Use of estimates

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory and reserve for seniority premium.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Cash

Cash on hand and in banks, which are held to maturity, are carried at cost.

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolete

Management keeps an established policy for the determination of the provision for slow moving inventory or obsolete based on the type of product, and the inventory rotation. Slow movement or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division	
Agriculture and industrial parts	- 50% as of the 61 month
Agro-industrial tires	- 50% as of the 61 month
Truck tires	- 50% as of the 49 month
Car tires	- 50% as of the 37 month

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolete (continued)

At the subsequent 12 months, the remaining 50% of the monthly cost, is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and any impairment in value. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

The values are reviewed as of the date of the balance to review if they are registered over their recoverable value and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in operations.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation. Revenue resulting of the physical growth of the trees is recognized in operations.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Income recognition (continued)

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. Cash

Cash was as follows as of March 31:

	March 2004	*December 2003*
Cash on hand	**B/. 66**	B/. 54
Cash in banks:		
Checking accounts	**3,092**	2,545
	B/. 3,158	B/. 2,599

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Notes and Trade Receivable, Net

Notes and trade receivable were comprised of the following, as of March 31:

	March 2004	December 2003
Current portion of notes receivable	B/. 4,712	B/. 5,480
Trade receivables	13,835	15,456
Allowance for doubtful accounts	(726)	(629)
	17,821	20,307
Accounts receivable - other:		
Employees	210	222
Other	1,073	1,095
	B/. 19,104	B/. 21,624

5. Loans Receivable, Net

A detail of loans receivable at March 31, is as follows:

	March 2004	December 2003
Automobile financing	B/. 230	B/. 231
Personal loans	3	3
Commercial loans	66	77
	299	311
Allowance for doubtful loans	(174)	(174)
	125	137
Deferred interest	(73)	(87)
Insurance	(33)	(36)
	B/. 19	B/. 14

6. Inventories

At March 31 inventories are detailed as follows:

	March 2004	December 2003
Goods and materials	B/. 15,411	B/. 16,445
Machinery and equipment	1,161	1,347
Automobiles and spare parts	3,611	2,552
Poultry, eggs and food	6,027	3,663
Other (tires and batteries)	477	1,275
	26,687	25,282
Allowance for slow moving inventory or obsolete	64	64
	26,623	25,218
Inventory in transit	701	1,724
	B/. 27,324	B/. 26,942

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Inventory of Layer Hens

	March 2004		*December 2003*	
Reconciliation of book value of layer hens as of January 1, 2003	**B/.**	**385**	B/.	444
Decrease due to sale, fatality and accumulated depreciation of layer hens		**41**		(59)
	B/.	**426**	B/.	385

IFRS 41 establishes the presentation of the financial statements and information to be revealed related to the agricultural activity, and the biological transformation of life animals or biological assets. This IFRS has been in effect in annual financial statements starting January 1, 2003 and it does not have to be a comparative information.

8. Investment, at Equity

At March 31, investments were as follows:

	% of Participation	*March 2004*		*December 2003*	
Procesadora Moderna, S. A.	**50%**	**B/.**	**1,850**	B/.	1850
Endicott International Ltd.	**50%**		**240**		240
Compañia Ulises, S. A.	**50%**		**134**		134
Panama Grain Terminal, S. A.	**25%**		**100**		100
Bulk Cargo, S. A.	**50%**		**37**		37
Comercializadora Regional Centroamericana, S. A.	**16%**		**50**		50
			2,411		2,411
Participation on inicial accumulated losses			**(956)**		(956)
Participation on yearly (losses) income			**(105)**		(105)
Participation on losses at end of year			**(1,061)**		(1,061)
			1,350		1,350
Other investments			**59**		59
		B/.	**1,409**	B/.	1,409

The investment in Panama Grain Terminal, S. A. is presented at cost, because the Company did not have operations at December 31, 2003. Grupo Melo, S. A., sold the investment for 4,000 Endicott International Ltd. shares.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

9. Properties, Equipment and Improvements, Net

	Properties	Machinery and Equipment	Leased Equipment	Construction in Progress	Total
At January 1, 2004, net of accumulated depreciation and amortization	B/. 31549	B/. 19,256	B/. 687	B/. 3,190	B/. 54,682
Additions	399	192	75	834	1,500
Reclassifications	343	525	-	(868)	(57)
Disposals	(5)	(11)	(41)	-	57
Disposals depreciation	5	11	41	-	-
Depreciation and amortization	(401)	(731)	(90)	-	(1,222)
At March 31, 2004, net of accumulated depreciation and amortization	B/. 31,890	B/. 19,242	B/. 672	B/. 3,156	B/. 54,960
At January 1, 2004					
At cost	B/. 44,142	B/. 55,078	B/. 6,087	B/. 3,190	B/. 108,497
Accumulated depreciation and amortization	(12,593)	(35,822)	(5,400)	-	(53,815)
Net carrying amount	B/. 31,549	B/. 19,256	B/. 687	B/. 3,190	B/. 54,682
At March 31, 2003					
At cost	B/. 45,741	B/. 54,915	B/. 6,164	B/. 3,156	B/. 109,976
Accumulated depreciation and amortization	(13,851)	(35,673)	(5,492)	-	(55,016)
Net carrying amount	B/. 31,890	B/. 19,242	B/. 672	B/. 3,156	B/. 54,960

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(in thousands of dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

10. Forestal Investment

The reforestation investment is regulated by the Executive Law No.89 (from November 8, 1993) which regulates Law No.24 from November 23, 1992 and is as follows:

	1996	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	***Total*** ***31 de marzo 2004***	***Total*** ***31 de diciembre 2003***
Reforestadora Los Miradores, S. A.	B/. 527	B/. -	B/. 101	B/. 28	B/. 20	B/. 21	B/. 29	B/. 24	**B/. 750**	B/. 750
Reforestadora El Zapallal, S. A.	-	258	268	250	135	94	118	151	**1,274**	1,274
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	94	**94**	94
	B/. 527	B/. 258	B/. 369	B/. 278	B/. 155	B/. 115	B/. 147	B/. 269	**B/. 2,118**	B/. 2,118

The disbursements made during the 2003 period are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning which are performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. is composed of species such as: teca, pino, cedro espino, laurel, roble, eucalipto, terminalia in a total landscape of 280 hectares. The forestal investment in Reforestadora El Zapallal is compose of species as: cedro espino and teca in a total landscape of 597.3 hectares of which 38.3 hectares represents access road, hunting and security areas.

On a forestal fire which occurred at the end of April 2003, in Reforestadora El Zapallal, S. A., almost 80 hectares of the cedro espino species were damaged. The trees were affected in a 60% which are been silviculturaly treated in order to save the plantation.

At the present time the Company has recognized profits resulting from changes in the reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes. The profit by increase of 10% was of B/.202 less the loss due to the forestal fire in the amount of B/.109 generating a profit in the year of B/.93.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accrued Expenses and Other Liabilities

The following is a detail of accrued expenses and other liabilities at March 31:

		March 2004		*December 2003*
Reserve for vacations	**B/.**	**427**	B/.	454
Income tax and social security		**296**		405
XIII month		**386**		112
Managers' participation		**165**		182
Interests payable		**399**		122
Payroll deductions and others		**661**		358
	B/.	**2,334**	B/.	1,633

12. Credit Agreements

The Group has agreements for short-term credit lines with nine banks up to B/.22,200 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of March 31, 2004, the used portion of the credit lines was B/.21,615.

The credit agreements entail the following covenants and guarantees:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends to shareholders are allowed up to 50% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Interest - Bearing Loans and Borrowings

At March 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		***March 2004***		*December 2003*
Short - term						
Overdraft and bank loans	7.5-11%	2004	**B/.**	**21,615**	B/.	18,619
Mortgages	7-12%	2004		**2,942**		2,693
Capital lease agreements	10.5-11%	2004		**355**		542
Bonds	8-11%	2004		**6,392**		6,369
			B/.	**31,304**	B/.	28,223

	Interest	*Maturities*		***March 2004***		*December 2003*
Long - term						
Mortgages	7-12%	2009	**B/.**	**5,844**	B/.	6,836
Capital lease agreements	10.5-11%	2005		**422**		236
Bonds	8-11%	2007		**30,564**		30,854
			B/.	**36,830**	B/.	37,926

Mortgages loans

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the factory Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Interest - Bearing Loans and Borrowings (continued)

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.1,368 and B/.1,383 in 2004 and 2003, respectively.

14. Industrial Incentives

Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Maderas y Materiales de Construcción, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. were granted by means of its registration in the Offical Register of the Industry, the industrial incentive for the advancement and development of the local industries and exports, foreseed in Law No.3 of March 20, 1986. For Empacadora Avicola, S. A., Sarasqueta y Cia, S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollo, S. A. this incentive was extended until 2010 and to Maderas y Materiales de Construcción, S. A was extended until 2009.

The companies has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories and raw material to be used in the manufacturing of their products.

b) Exemption of income taxes on earnings reinvested in the expansion of the factory's production capacity and for the development of new products.

c) Loss-carryforward to be applied from taxable income for three years following the period in they were incurred.

Grupo Melo, S. A. Quarterly Financial Statements (in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Income Tax

Major components of tax expense for the three months ended March 31 were:

	March 2004	*March 2003*
Current:		
Income tax	**B/. 94**	B/. -

Deferred tax assets

Deferred taxes at March 31 relates to the following:

	Computation Basis	*March 2004*	*December 2003*
Seniority premium	**B/. 975**	**B/. 293**	B/. 293
Carryforward losses	**1,068**	**320**	320
	B/. 2,043	**B/. 613**	B/. 613

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.613. at March 31, 2004. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,043 at March 31, 2004. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Income Tax (continued)

According to the International Financial Reporting Standards No.12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2003.

16. Dividends Paid

During year 2004, dividends of B/.0.04 per ordinary share (totaling B/.100) were declared and paid.

During year 2003, dividends of B/.0.18 per ordinary share (totaling B/.421) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Segment Information

The Group's operationg businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The stores segment is a wholesale company dedicated to represent and distribute agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is comformed by production, animal feeds, marketing and added value products areas. The segment of foods – animal feeds is where the breeders are raised to maturity to begin their reproductive cycle when hens will produce fertile eggs to supply our incubation facilities. The segment of animal foods is specialized in the production of balanced foods for animals, particulary for poultry. The segment is responsible for selling and distributing processed chicken meats, eggs and poultry derivate products. The segment added value products is the factory Manuel E. Melo responsible for processing and marketing food products made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, and spare parts and tires for passenger and commercial vehicles. Aditionally, provide shop and garage repairs services for vehicles and equipment.

The lumber segment is dedicated to the manufacturing of solid wood and panel doors.

The restaurant segment is the fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is the development of mountain projects with cool climate.

The reforestation segment is where the reforestation projects are made.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Basic Earning per Share

Basic earnings per share must be calculated by dividing the year's net income, per the number of shareholdes or common shares or the number of shares issued and in circulation.

	March ***2004***	*December* *2003*
Net income to be granted to shareholders Common shares for basic earnings	**B/. 695**	B/. 477
Number of common shares issued Applicable for basic net income per share	**2,328,314**	2,328,314
Basic earnings per share	**B/. 0.29**	B/. 0.20

There are no other transactions refered to common shares since the date of the report and before the finishing of these financial statements.

19. Directors Fees

The executive members of the Board of Directors received fees for B/.105 (2003 – B/.107). The non-executive members (vice presidents and controller) received fees for B/.90 (2003 – B/.75). The non executive members received fees for B/.1,480 (2003 – B/.1,299).

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. General and Administrative Expenses

The following is a detail of general and administrative expenses for the three months ended March 31:

	2004	*2003*
Salaries, commissions and premiums	**B/. 3,736**	B/. 3,477
Overtime	**392**	338
Payroll taxes	**1,489**	1,427
Employees participation in earnings	**11**	35
Attendance fees and representation expenses	**280**	204
Travel, allowance and transportation	**236**	222
Professional fees - management	**435**	354
Legal and professional fees	**12**	21
Electricity, telephone and water	**1,036**	874
Rent	**444**	431
Office expenses	**165**	183
Repair and maintenance	**384**	454
Machinery repair and maintenance	**252**	154
Equipment rent	**8**	27
Gas and lubricants	**557**	554
Tires and accesories	**61**	61
Vehicle maintenance and spare parts	**260**	207
Insurance costs	**113**	133
Bad debts	**100**	108
Inventory	**35**	27
Packaging, bags and paper	**519**	530
Delivery, freight and transport	**580**	553
Supply and materials	**138**	107
Selling expenses	**281**	238
Fumigation and medical expenses	**205**	187
Supply and materials for farm	**36**	45
Breeds	**70**	67
Cleaning	**262**	235
Advertising	**430**	389
Stamps and sealed paper	**44**	51
Governmental and municipal taxes	**176**	316
Taxes cost	**135**	136
Bank charges	**108**	80
Expenses transferable to cost	**(11)**	(10)
Miscellaneous	**282**	210
	B/. 13,261	B/. 12,425

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Commitments and Contingency

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		March 2004		December *2003*
Within one year	**B/.**	**355**	B/.	542
After one year but not more than three years		**422**		236
	B/.	**777**	B/.	778

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

Technology license and technical assistance agreement (continued)

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200.

Contingency

Civil Proceedings

There is a civil proceeding filed by Pavensa Overseas, S. A. against Grupo Melo, S. A., Cultivos Tecnicos de Panama, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. where the plaintiff claim damages, including lost profits, pain and suffering, social and comercial, with respect on the constructions defects of a house of the plaintiff located in el Valle de Antón, Cocle province. The quantity of the claim is B/.500. The process is located in the Superior Court in appeal because both parties appeal against the lower Court Judgement No.24 of July 8, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Commitments and Contingency (continued)

Contingency (continued)

Civil Proceedings (continued)

The appeal judgement sentenced jointly and severally Altos de Vistamares, S. A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. the amount of B/.19 for damages, labor and materials destinated for the construction of improvements by the plaintiff and pending works.

Complaints

Civil Proceedings

There is a civil proceeding filed by Olmedo Acevedo Sevillano, Eduardo Bustamante Domingo Gonzalez, G., Armando Paredes y Rolando Morales against Melo y Cia., S. A. and others. This complaint is pending of admission and evidence practice.

There is a civil proceeding filed by Import Export Company Limited (Amex Ltd.) against Arias & Arias Consulting, Cambria Mystic Corp., and Maderas y Materiales de Construccion, S. A., This complaint is pending of transfer.

Criminal and Administrative actions

Criminal process for felonious homicide (Car accident) against Reinaldo Vargas, where a motion of damages was filed against Melo y Cia., S. A. (Penonome & Chorrera), actually Melo y Cia. for the amount of B/.2,377. The hearing took place on December 29, 2003 and is located in the first Criminal Court of Penonome, pending for a veredict.

The administration explain to us that the Group has a Insurance policy for Civil Responsibility which will cover all the damages caused during the accident, if it was found responsible of the incident.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Commitments and Contingencies (continued)

Criminal and Administrative actions (continued)

There are eight administrative actions in the appeal stage in their respective courts and criminal processes for crimes against life and personal integrity (Personnal Lesions or Felonious Homicide) which were also the result of car accidents in which there are involved personnel and vehicles property of Grupo Melo, S. A. y Subsidiarias.

In both administrative and criminal processes the lawyers are defending energically all the interests of Grupo Melo, S. A. y Subsidiarias. However, if the outcome of all these processes goes against Grupo Melo, S. A. y Subsidiarias, the Company may be subject to lawsuits for damages and injuries caused by car accidents, which originate these processes.

Labor Processes

Labor process for the annulation of the termination of labor relation filed by Juan Manuel Peña against Grupo Melo, S. A. and/or Empacadora Avicola, S. A. The economic risk of declaring void the mutual agreement would cause to accept that the labor relation is not over, plus hence owed salaries, the lawyer fees.

Poultry Division

Labor process for injustified laid off filed by Arly Chacon Hernandez against Empacadora Avicola, S. A. which is pending for veridict in the Supreme Court of Labor. The economic risk is approximately B/.9.

Lumber Division

Labor process for injustified laid off filed by Jose Gomez against Comercial Madedera, S. A.(previously Comercial de Materiales, S. A.) in which the suit party claims reintegration to his position, owed salaries, and the return of an amount of money that was supously illegally discounted to the employee. The economic risk is of approximately B/.8. The process is on the Conciliation and Decision Board who will notify the parties the date of the hearing.

At the date of the Balance Sheet, no provision was made in order to cover any of these complaints.